ALEXCO RESOURCE CORP.

December 12, 2008

Report of Voting Results

Pursuant to section 11.3 of National Instrument 51-102, the following matters were put to vote at the annual meeting of shareholders of Alexco Resource Corp. (the "Issuer") held on December 12, 2008. The report on the voting results are as follows:

1. Number of Directors

By a vote of show of hands, the number of directors of the Issuer was determined at five.

2. Election of Directors

By a vote of show of hands, the following persons were elected as directors of the Issuer:

Clynton R. Nauman
Rick Van Nieuwenhuyse
Michael D. Winn
David H. Searle
George Brack

3. Appointment of Auditors

By a vote of show of hands, PricewaterhouseCoopers LLP was appointed as auditor of the Issuer for the ensuing year.

4. Re-Approval of Stock Option Plan

By a vote of show of hands, the 10% rolling stock option plan of the Issuer was re-approved.

Alexco Resource Corp.

Per: ______________________________
David Whittle, Chief Financial Officer and Secretary